04044567

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, October 1, 2004, Series 2004-HYB3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117349
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 1, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: /s/ Matthew Bollo
Name: Matthew Bollo
Title: Assistant Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.2	Compuational Materials	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

PRELIMINARY TERM SHEET

$407,834,000
(APPROXIMATE)

Citigroup Mortgage Loan Trust 2004-HYB3
Issuer

Mortgage Pass-Through Certificates
Series 2004-HYB3

Wells Fargo Bank N.A.
Master Servicer

Countrywide Home Loans Servicing LP
Wells Fargo Bank N.A.
National City Mortgage Co.
Servicers

Citigroup Mortgage Loan Trust Inc. (CMLTI)
Depositor

The following is a preliminary Term Sheet. All terms and statements are subject to change.

citigroup

September 22, 2004

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
James De Mare *Managing Director*	(212) 723-6217	james.p.demare@citigroup.com
Brian Delany *Director*	(212) 723-6217	brian.delany@citigroup.com
Matt Cherwin *Director*	(212) 723-6217	matthew.cherwin@citigroup.com
Julie McDermott *Associate*	(212) 723-6217	julie.a.mcdermott@citigroup.com
Pete Steinmetz *Director*	(212) 723-6391	peter.d.steinmetz@citigroup.com
Pavithra Jayaraman *Associate*	(212) 723-6386	pavithra.jayaraman@citigroup.com
Chris Galloway *Associate*	(212) 723-6662	christopher.galloway@citigroup.com

Transaction Overview

The Certificates:	Approximately $407,834,099 adjustable Class A, B and R Certificates. The Certificates are backed by 3/1, 5/1 and 7/1 1-year CMT and 12-month LIBOR adjustable rate, first lien, prime hybrid mortgage loans.
Cut-Off Date:	September 1, 2004
Settlement Date:	On or about September 30, 2004
1st Distribution Date:	October 25, 2004
Depositor:	Citigroup Mortgage Loan Trust Inc.
Lead & Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer:	Wells Fargo Bank N.A.
Servicers:	Countrywide Home Loans Servicing LP, Wells Fargo Home Mortgage Inc. National City Mortgage Co.
Trust Administrator:	Wells Fargo Bank N.A.
Trustee:	HSBC Bank USA
Collateral:	Comprised of adjustable-rate, first lien, mortgage loans, totaling approximately $407,834,099. The mortgage loans are One Year CMT and 12-Month LIBOR indexed with initial rate adjustments occurring three, five or seven years after the date of origination. ("Hybrid ARMs")
Structure:	Senior/Subordinate
Offered Certificates:	Class I-A, II-A, III-A (collectively referred to as the "Class A Certificates" or the "Senior Certificates"), B-1, B-2, B-3 (collectively referred to as the "Offered Subordinate Certificates") and R (the "Residual Certificates") Certificates will be offered.
Non-Offered Certificates:	Class B-4, B-5 and B-6 Certificates.

Transaction Overview

Interest Payments: The Certificates will bear interest at their related Net WAC Pass-Through Rate.

Net WAC Pass-Through Rate: For the Class A Certificates, is the weighted average of the Net Mortgage Rates (Gross Mortgage Rate less Servicing Fee Rate and Administration Fee Rate) of the Mortgage Loans in the related group;
For the Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates (collectively, the "Subordinate Certificates") is, the weighted average Net Mortgage Rates of the Mortgage Loans in all the groups.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are subordinate to, and provide credit enhancement for, the Class A Certificates.

Subordination:

Class	Ratings (Moody's/S&P)	Credit Enhancement Levels
Class A Certificates	Aaa/AAA	4.00%

The credit enhancement levels are preliminary and subject to change based upon the final pool as of the Cut-Off Date and additional rating agency analysis.

Distribution Priority: Distributions on the Certificates will be made on the 25th day of each month (or next business day). On each distribution date, the Trust Administrator will first distribute to Senior Certificates of each certificate group the amounts of interest and principal distributable to them from available funds from the corresponding mortgage group. The Trust Administrator will then distribute interest and principal to the Subordinate Certificates from the remaining available funds from each mortgage pool.

Available Funds:

The distribution to the Certificates, to the extent of available funds, will be made according to the following priority:

1. Distribution of interest, *concurrently*, to the holders of the Class A Certificates in an amount equal to their respective Net WAC Pass-Through Rates (and on the first distribution date, the Class R Certificates) on a *pro rata* basis;
2. Distribution of principal to the holders of the Class A Certificates (and on the first distribution date, the Class R Certificates), each class's allocable share of principal; and
3. Distribution of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1, until each Class B certificate shall have received
   (a) Interest at the applicable Net WAC Pass-Through Rate
   (b) Such class' allocable share of principal.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the Class B certificates in order of their reverse numerical class designations, until the Certificate Principal Balance of each Class B certificate has been reduced to zero. Thereafter, Realized Losses on the mortgage loans will be allocated *pro rata* to the Class A Certificates.

Cross Collateralization: Cross-collateralization permits available funds from one mortgage pool to be available to cover any available funds deficits for another mortgage pool's senior certificates. Cross-collateralization is only permitted when the certificate principal balances of all but one class of Class A Certificates has been reduced to zero. In such a case, distributions of principal and/or interest may be allocated to the senior certificates of another mortgage pool prior to their distribution as principal and/or interest to the subordinate classes. Cross-collateralization may be necessary because of the different payment speeds of the loans in each pool, as well as because of the fact that the subordination for the three Senior Class A Certificates is shared, and therefore different levels of losses in each mortgage pool could cause an imbalance between that pool's principal balance and its related loan balance.

Transaction Overview

Shifting Interest: The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans until September 2014. After such time the prepayment percentages on the Class B Certificates are as follows:

October 2014 – September 2015	30% of their *pro rata* share
October 2015 – September 2016	40% of their *pro rata* share
October 2016 – September 2017	60% of their *pro rata* share
October 2017 – September 2018	80% of their *pro rata* share
October 2018 – and after	100% of their *pro rata* share

In addition,

(i) if on any distribution date before October 2007, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class B certificates will receive 50% of their pro rata share of unscheduled principal prepayments from the mortgage loans; and

(ii) if on any distribution date on or after October 2007, the subordinate percentage is equal to or greater than twice the initial subordination percentage as of the Cut-Off Date, then the Class B certificates will receive 100% of their pro Rata share of unscheduled principal prepayments from the mortgage loans;

provided that:

(iii) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent does not exceed 50% of the aggregate certificate principal balance of the subordinate certificates as of that date; and

(iv) the cumulative realized losses do not exceed the then applicable Trigger Amount.

Trigger Amount:

Distribution Date Occurring in the Period:	% of Initial Sum of the Certificate Principal Balances of the Subordinate Certificates
October 2014 – September 2015	30%
October 2015 – September 2016	35%
October 2016 – September 2017	40%
October 2017 – September 2018	45%
October 2018 – and after	50%

Call Provision: At its option, the holder of the Class R Certificates (unless such holder is the seller, Citigroup Global Markets Inc. or an affiliate of either of them) may purchase all of the mortgage loans (and properties acquired on behalf of the trust) when the mortgage loans remaining in the trust; as of the last day of the related collection period, have been reduced to less than 10% of the principal balance of the mortgage loans in all of the loan groups as of the Cut-Off Date. The Class A Certificates and Class B Certificates will be redeemed at par plus accrued interest.

Distribution Date: Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in October 2004.

Transaction Overview

P&I Advances:	The Servicers are required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicers are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	With respect to each principal prepayment of loans serviced by Countrywide, Countrywide will be obligated to pay up to a maximum amount per month equal to the lesser of one half of (a) one-twelfth of the product of (i) the servicing fee rate and (ii) the stated principal balance of such Mortgage Loans, or (b) the aggregate servicing fee actually received for such month for the Mortgage Loans. With respect to each principal prepayment of loans serviced by Wells Fargo and National City, both servicers will be obligated to pay an amount which, when added to all amounts allocable to interest received in connection with the principal prepayment, equals one month's interest on the amount of principal so prepaid at the applicable mortgage loan remittance rate. The amount of Compensating Interest payable by the servicers may be limited as per the Pooling and Servicing Agreement.
Underwriting Standards:	The Mortgage Loans were underwritten to the guidelines of the Servicers as more fully described in the prospectus supplement.
Legal Structure:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Class A Certificates and the Offered Subordinate Certificates are expected to be ERISA eligible as of the Closing Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates. The Class B-4, Class B-5 and Class B-6 Certificates are NOT expected to be ERISA eligible.
SMMEA Considerations:	The Class A Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)." The Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates will NOT be SMMEA eligible.
Form of Registration:	The Class A Certificates and the Offered Subordinate Certificates will be issued in book-entry form through DTC. The Class B-4, B-5 and B-6 certificates will be issued in fully registered, certificated form.
Minimum Denominations:	The Class A Certificates and the Offered Subordinate Certificates will be issued with a minimum denomination of \$100,000 with incremental denominations of \$1. The Class B4, B-5, and B-6 certificates will be issued with a minimum denomination of \$250,000 with incremental denominations of \$1,000. If necessary, in order to aggregate the initial principal balance of a class, one certificate of such class will be issued in an incremental denomination of less than shown above.

COLLATERAL SUMMARY

Group I –3/1 Hybrid ARM Loans

Balances	No. of Loans	Total	
Mortgage Loan Balance	618	$306,339,729.20	
AAA Security Balance		$294,086,140.00	
	Average	**Min**	**Max**
	$495,695.35	$23,133.11	$1,000,000.00
	Weighted Average	**Min**	**Max**
Gross Rate	4.356%	1.875%	6.750%
Net Rate	4.102%	1.623%	6.498%
Margin (12 Mo. LIBOR)	2.265%	2.250%	3.250%
Net Margin (12 Mo. LIBOR)	2.010%		
Margin (1 Yr CMT)	2.750%	2.750%	2.750%
Net Margin (1 Yr CMT)	2.498%		
Life Floor	2.496%	2.250%	3.250%
Net Life Floor	2.243%		
Life Cap	10.357%	7.875%	12.750%
Net Life Cap	10.103%		
Initial Cap	2.000%	2.000%	2.000%
Periodic Cap	2.000%	2.000%	2.000%
Term	**Weighted Average**	**Min**	**Max**
Original Term	360	360	360
Scheduled Term	357	347	359
Remaining Term	355	10	359
Ratio	**Weighted Average**	**Min**	**Max**
Original LTV	71.36%	15.43%	95.00%
Combined LTV	73.58%	15.40%	98.50%
Current LTV	70.89%	3.92%	95.00%
Credit	**Weighted Average**	**Min**	**Max**
FICO	732	622	814
Date	**Weighted Average**	**Min**	**Max**
Months to Roll	33	23	35
WA Origination Date	05/09/2004	08/01/2003	07/02/2004
WA Next Adjustment Date	05/24/2007	08/01/2006	08/01/2007
Interest Only Loans	39.47%		
Index			
12 Month LIBOR	52.48%		
1 Year CMT	47.52%		
Originator/Servicer			
Countrywide	52.88%		
Wells Fargo	47.12%		

COLLATERAL SUMMARY

Group I -3/1 Hybrid ARM Loans

Scheduled Balance	#	Curr UPB	% Total	WAC	Fico	OLTV
23,133 - 29,999	1	23,133	0.01	4	766	80
30,000 - 39,999	1	39,222	0.01	4.25	771	61.4
50,000 - 59,999	1	51,789	0.02	4.375	701	15.8
60,000 - 69,999	1	64,744	0.02	5.375	794	50
90,000 - 99,999	2	198,541	0.06	4.249	741	62.7
100,000 - 149,999	4	489,499	0.16	4.026	729	80.8
150,000 - 199,999	8	1,416,361	0.46	4.06	732	65.5
200,000 - 249,999	4	865,479	0.28	4.373	715	78.3
250,000 - 299,999	13	3,611,589	1.18	3.834	732	67
300,000 - 349,999	44	14,943,683	4.88	4.323	731	74
350,000 - 399,999	119	44,886,290	14.65	4.461	726	74
400,000 - 449,999	100	42,145,358	13.76	4.451	736	73.6
450,000 - 499,999	75	35,755,061	11.67	4.531	722	73
500,000 - 599,999	115	63,104,818	20.6	4.382	734	72.3
600,000 - 699,999	70	44,782,959	14.62	4.204	732	71.6
700,000 - 799,999	17	12,857,685	4.2	4	725	64.4
800,000 - 899,999	7	5,966,492	1.95	4.273	750	64.2
900,000 - 999,999	28	27,137,026	8.86	4.129	738	62.9
1,000,000 - 1,000,000	8	8,000,000	2.61	4.875	765	71.8
Sum 306,339,729	618	306,339,729	100	4.356	732	71.4

Coupon Distribution	#	Curr UPB	% Total	WAC	Fico	OLTV
1.875 - 1.999	1	328,936	0.11	1.875	793	80
2.500 - 2.999	4	2,259,470	0.74	2.875	704	80
3.000 - 3.499	27	14,362,121	4.69	3.247	726	67.6
3.500 - 3.999	181	93,359,203	30.48	3.736	736	65.7
4.000 - 4.499	151	70,729,354	23.09	4.139	732	70.9
4.500 - 4.999	90	43,803,818	14.3	4.674	723	75.2
5.000 - 5.499	110	55,579,501	18.14	5.193	732	75.8
5.500 - 5.999	53	25,533,326	8.33	5.599	743	78.2
6.500 - 6.750	1	384,000	0.13	6.75	681	95
WtAvg 4.356	618	306,339,729	100	4.356	732	71.4

Net Rate	#	Curr UPB	% Total	WAC	Fico	OLTV
1.623 - 1.999	1	328,936	0.11	1.875	793	80
2.500 - 2.999	22	12,317,866	4.02	3.134	722	70.9
3.000 - 3.499	102	53,678,309	17.52	3.593	743	64.5
3.500 - 3.999	220	106,771,476	34.85	4.013	730	69.2
4.000 - 4.499	90	42,835,436	13.98	4.58	722	74.5
4.500 - 4.999	97	48,611,283	15.87	5.073	733	76.3
5.000 - 5.499	81	39,546,322	12.91	5.496	739	76.4
5.500 - 5.999	4	1,866,102	0.61	5.875	724	82.3
6.000 - 6.498	1	384,000	0.13	6.75	681	95
WtAvg 4.102	618	306,339,729	100	4.356	732	71.4

Original Balance	#	Curr UPB	% Total	WAC	Fico	OLTV
52,000 - 59,999	1	51,789	0.02	4.375	701	15.8
60,000 - 69,999	1	64,744	0.02	5.375	794	50
100,000 - 149,999	4	465,854	0.15	3.974	712	73.5
150,000 - 199,999	7	1,216,857	0.4	3.988	722	65.7
200,000 - 249,999	5	1,064,983	0.35	4.397	728	75.7
250,000 - 299,999	10	2,758,574	0.9	3.93	733	68.3
300,000 - 349,999	40	13,509,216	4.41	4.309	732	73.8
350,000 - 399,999	110	41,128,354	13.43	4.442	727	75.1
400,000 - 449,999	108	44,416,685	14.5	4.485	733	72.6
450,000 - 499,999	76	35,533,754	11.6	4.525	725	73.5
500,000 - 599,999	119	63,354,530	20.68	4.393	733	72.5
600,000 - 699,999	74	46,977,328	15.34	4.211	733	70.8
700,000 - 799,999	19	13,911,818	4.54	3.98	724	66.4
800,000 - 899,999	6	4,959,638	1.62	4.345	747	67.7
900,000 - 999,999	19	18,003,550	5.88	4.192	740	63.4
1,000,000 - 1,000,000	19	18,922,055	6.18	4.337	751	65
Sum 310,332,743	618	306,339,729	100	4.356	732	71.4

Origination Date	#	Curr UPB	% Total	WAC	Fico	OLTV
2003	5	2,481,687	0.81	3.713	754	77.2
2004	613	303,858,042	99.19	4.361	732	71.3
	618	306,339,729	100	4.356	732	71.4

Seasoning	#	Curr UPB	% Total	WAC	Fico	OLTV
1	1	399,508	0.13	4.875	776	80
2	183	92,441,459	30.18	5.112	735	76.7
3	240	115,517,637	37.71	4.097	732	68.2
4	85	42,489,733	13.87	3.862	732	67.1
5	92	47,103,639	15.38	3.962	729	72.3
6	9	5,130,057	1.67	4.49	739	68.5
7	3	776,009	0.25	4.503	675	84.1
8	1	435,090	0.14	4.25	794	75
10	1	328,936	0.11	1.875	793	80
11	2	1,082,758	0.35	3.96	731	76.8
13	1	634,903	0.21	3.875	746	78
WtAvg 3	618	306,339,729	100	4.356	732	71.4

Documentation Code	#	Curr UPB	% Total	WAC	Fico	OLTV
Alternate	45	23,719,282	7.74	4.473	707	72.1
Full	238	123,699,777	40.38	4.114	723	69.9
No Income	102	42,602,669	13.91	3.931	750	66.6
No Income/No Asset	3	1,147,103	0.37	4.093	762	76.3
Preferred	212	106,099,406	34.63	4.793	744	74.9
Reduced	18	9,071,491	2.96	4.247	710	69.7
	618	306,339,729	100	4.356	732	71.4

citigroup

COLLATERAL SUMMARY

Group I -3/1 Hybrid ARM Loans

622 - 649	20	9,423,759	3.08	4.059	636	75.4
650 - 679	57	26,458,893	8.64	4.196	666	72.4
680 - 699	50	26,175,789	8.54	4.26	689	73.1
700 - 749	262	129,627,590	42.31	4.502	726	72.1
750 - 799	220	109,315,354	35.68	4.279	771	70
800 - 814	9	5,338,344	1.74	4.146	806	60.8
WtAvg>0 732	618	306,339,729	100	4.356	732	71.4

15.43 - 20.00	2	320,669	0.1	4.27	788	15.5
20.01 - 30.00	3	1,849,638	0.6	3.768	759	27.5
30.01 - 40.00	10	6,113,764	2	3.804	734	36.2
40.01 - 50.00	30	15,641,265	5.11	3.868	754	45.9
50.01 - 60.00	51	30,154,361	9.84	4.089	735	55.9
60.01 - 70.00	130	64,558,082	21.07	4.18	729	66.8
70.01 - 80.00	371	180,172,926	58.81	4.505	732	78.7
80.01 - 90.00	13	4,886,597	1.6	4.802	705	88.3
90.01 - 95.00	8	2,642,426	0.86	5.275	698	95
WtAvg>0 71.36	618	306,339,729	100	4.356	732	71.4

15.43 - 20.00	2	320,669	0.1	4.27	788	15.5
20.01 - 30.00	3	1,849,638	0.6	3.768	759	27.5
30.01 - 40.00	10	6,113,764	2	3.804	734	36.2
40.01 - 50.00	32	16,252,830	5.31	3.861	754	46.1
50.01 - 60.00	44	26,006,478	8.49	4.061	739	56.1
60.01 - 70.00	120	58,430,242	19.07	4.119	729	66.6
70.01 - 80.00	294	145,661,381	47.55	4.431	732	78.2
80.01 - 90.00	77	38,013,080	12.41	4.766	729	78.3
90.01 - 95.00	36	13,691,648	4.47	4.9	718	81.3
WtAvg>0 73.58	618	306,339,729	100	4.356	732	71.4

1 FAMILY	412	202,507,881	66.11	4.266	730	69.5
PUD	111	60,583,301	19.78	4.608	736	75.2
CONDO	51	23,113,814	7.55	4.629	739	76.4
CONDO GE 5	39	17,839,107	5.82	4.073	736	72
2 FAMILY	5	2,295,626	0.75	5.023	772	78.9
	618	306,339,729	100	4.356	732	71.4

OWNER OCCUPIED	559	279,625,420	91.28	4.36	732	71.3
SECOND HOME	39	17,776,472	5.8	3.781	734	68.3
INVESTOR	20	8,937,838	2.92	5.361	744	77.9
	618	306,339,729	100	4.356	732	71.4

CASH OUT	60	29,087,254	9.5	4.292	726	65.8
PURCHASE	387	189,281,186	61.79	4.511	735	76.4
REFINANCE	171	87,971,289	28.72	4.041	730	62.3
	618	306,339,729	100	4.356	732	71.4

360 - 360	618	306,339,729	100	4.356	732	71.4
WtAvg 360	618	306,339,729	100	4.356	732	71.4

347 - 359	618	306,339,729	100	4.356	732	71.4
WtAvg 357	618	306,339,729	100	4.356	732	71.4

NO MI - LTV <= 80%	597	298,810,706	97.54	4.34	733	70.9
UNITED GUARANTY CORP.	6	2,206,477	0.72	5.167	685	91.1
AMERIN GUARANTY CORP.	4	1,319,849	0.43	4.171	683	92.7
MORTGAGE GUARANTY INSURANCE CO.	3	1,104,941	0.36	5.364	696	95
TRIAD GUARANTY	3	973,423	0.32	4.458	689	89.8
PMI MORTGAGE INSURANCE CO.	2	928,500	0.3	5.431	740	85.9
COMMONWEALTH MORTGAGE	1	400,000	0.13	5.625	775	88.9
REPUBLIC MORTGAGE INSURANCE CO.	1	342,000	0.11	5.625	758	84
GENERAL ELECTRIC MTG INS. CO	1	253,833	0.08	4	706	89.5
	618	306,339,729	100	4.356	732	71.4

CMT_3-1	305	145,575,906	47.52	3.963	730	67.5
LIB_3-1	313	160,763,824	52.48	4.711	734	74.8
	618	306,339,729	100	4.356	732	71.4

7.880 - 8.000	1	328,936	0.11	1.875	793	80
8.501 - 9.000	7	3,630,676	1.19	2.922	709	77.5
9.001 - 9.500	56	30,474,786	9.95	3.406	736	67.1
9.501 - 10.000	205	101,898,756	33.26	3.843	735	67.5
10.001 - 10.500	123	58,527,205	19.11	4.286	726	69.7
10.501 - 11.000	86	43,298,953	14.13	4.83	729	76.2
11.001 - 11.500	106	52,630,950	17.18	5.303	732	76.5
11.501 - 12.000	33	15,165,468	4.95	5.667	749	78.7
12.501 - 12.750	1	384,000	0.13	6.75	681	95
WtAvg 10.36	618	306,339,729	100	4.356	732	71.4

2.25	303	155,991,444	50.92	4.702	734	74.7
2.75	313	149,500,189	48.8	3.989	731	67.8
2.875	1	506,097	0.17	5.125	709	90
3.25	1	342,000	0.11	5.625	758	84
WtAvg 2.50	618	306,339,729	100	4.356	732	71.4

2003-08	1	634,903	0.21	3.875	746	78
2003-09	2	1,082,758	0.35	3.96	731	76.8
2003-10	1	328,936	0.11	1.875	793	80
2003-12	1	435,090	0.14	4.25	794	75
2004-01	3	776,009	0.25	4.503	675	84.1
2004-02	8	4,705,057	1.54	4.579	738	69.1
2004-03	96	48,569,289	15.85	3.922	729	72.1
2004-04	91	46,285,929	15.11	3.905	731	66.5
2004-05	233	110,820,068	36.18	4.117	731	68.4
2004-06	179	91,389,264	29.83	5.095	736	76.9
2004-07	3	1,312,426	0.43	5.214	728	77.2
	618	306,339,729	100	4.356	732	71.4

2033-08	1	634,903	0.21	3.875	746	78
2033-10	2	1,082,758	0.35	3.96	731	76.8
2033-11	1	328,936	0.11	1.875	793	80
2034-01	1	435,090	0.14	4.25	794	75
2034-02	3	776,009	0.25	4.503	675	84.1
2034-03	9	5,130,057	1.67	4.49	739	68.5
2034-04	92	47,103,639	15.38	3.962	729	72.3
2034-05	85	42,489,733	13.87	3.862	732	67.1
2034-06	240	115,517,637	37.71	4.097	732	68.2
2034-07	183	92,441,459	30.18	5.112	735	76.7
2034-08	1	399,508	0.13	4.875	776	80
	618	306,339,729	100	4.356	732	71.4

citigroup

COLLATERAL SUMMARY

Group I –3/1 Hybrid ARM Loans

State	[illegible]	[illegible]	[illegible]	WAC	[illegible]	[illegible]
California	315	160,029,616	52.24	4.411	732	72.5
Florida	48	22,666,620	7.4	4.529	734	72.7
Illinois	34	17,551,300	5.73	4.178	730	67.1
Virginia	30	13,315,353	4.35	4.241	736	75.8
Massachusetts	22	11,230,620	3.67	4.187	744	64.2
New Jersey	22	10,635,381	3.47	4.211	729	68.4
Minnesota	12	5,325,403	1.74	3.71	720	68.5
Michigan	10	5,234,003	1.71	4.675	736	74.7
District of Columbia	8	4,781,366	1.56	4.085	720	69.9
Nevada	10	4,581,511	1.5	5.204	731	76
Washington	10	4,486,593	1.46	4.058	721	76
Georgia	10	4,409,533	1.44	4.53	691	77
Hawaii	6	4,285,954	1.4	3.993	757	60.3
Arizona	12	4,222,045	1.38	4.583	762	74.8
Maryland	7	3,669,560	1.2	4.166	756	70.5
Connecticut	6	3,550,574	1.16	4.72	770	70.7
North Carolina	7	3,537,868	1.15	4.215	749	66.1
Texas	6	3,224,460	1.05	4.569	738	70.7
<Others>	43	19,601,970	6.4	4.09	722	66.8
	618	306,339,729	100	4.356	732	71.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2006-08	1	634,903	0.21	3.875	746	76
2006-10	2	1,082,758	0.35	3.96	731	76.8
2006-11	1	328,936	0.11	1.875	793	80
2007-01	1	435,090	0.14	4.25	794	75
2007-02	3	776,009	0.25	4.503	675	84.1
2007-03	9	5,130,057	1.67	4.49	739	68.5
2007-04	93	47,142,861	15.39	3.962	729	72.2
2007-05	84	42,450,511	13.86	3.862	732	67.1
2007-06	240	115,517,637	37.71	4.097	732	68.2
2007-07	183	92,441,459	30.18	5.112	735	76.7
2007-08	1	399,508	0.13	4.875	776	80
	618	306,339,729	100	4.356	732	71.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INTEREST ONLY	229	120,927,038	39.47	4.763	737	76
P AND I	389	185,412,692	60.53	4.09	730	68.3
	618	306,339,729	100	4.356	732	71.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
12	618	306,339,729	100	4.356	732	71.4
	618	306,339,729	100	4.356	732	71.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2.25	304	156,503,444	51.09	4.703	734	74.7
2.75	312	148,988,189	48.63	3.985	730	67.7
2.875	1	506,097	0.17	5.125	709	90
3.25	1	342,000	0.11	5.625	758	84
WtAvg 2.50	618	306,339,729	100	4.356	732	71.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2.000 - 2.000	618	306,339,729	100	4.356	732	71.4
WtAvg 2.00	618	306,339,729	100	4.356	732	71.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2.000 - 2.000	618	306,339,729	100	4.356	732	71.4
WtAvg 2.00	618	306,339,729	100	4.356	732	71.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Countrywide	316	161,998,748	52.88	4.706	734	74.8
Wells Fargo	302	144,340,981	47.12	3.963	731	67.5
Total	618	306,339,729	100	4.356	732	71.4

citigroup

COLLATERAL SUMMARY

Group II –5/1 Hybrid ARM Loans

Balances	No. of Loans	Total
Mortgage Loan Balance	172	$61,153,431.00
AAA Security Balance		$58,707,293.76

	Average	Min	Max
	$355,543.20	$81,195.38	$1,500,000.00

	Weighted Average	Min	Max
Gross Rate	4.425%	2.750%	5.500%
Net Rate	4.173%	2.498%	5.248%
Margin	2.750%	2.750%	2.750%
Net Margin	2.498%		
Life Floor	2.750%	2.750%	2.750%
Net Life Floor	2.498%		
Life Cap	9.425%	7.750%	10.500%
Net Life Cap	9.173%		
Initial Cap	5.000%	5.000%	5.000%
Periodic Cap	2.000%	2.000%	2.000%

Term	Weighted Average	Min	Max
Original Term	360	360	360
Scheduled Term	355	350	356
Remaining Term	354	288	356

Ratio	Weighted Average	Min	Max
Original LTV	75.44%	29.85%	95.00%
Combined LTV	75.44%	29.90%	95.00%
Current LTV	75.17%	29.85%	94.96%

Credit	Weighted Average	Min	Max
FICO	736	617	803

%Date	Weighted Average	Min	Max
Origination	03/03/2004	07/03/2002	04/05/2004
Next Rate Change	03/19/2009	11/01/2008	05/01/2009
Months to Roll	55	50	56

Interest Only Loans	70.72%
Index	
1 Year CMT	100.00%
Originator/Servicer	
Wells Fargo	100.00%

COLLATERAL SUMMARY

Group II –5/1 Hybrid ARM Loans

Scheduled Balance	#	Curr UPB	% Total	WAC	FICO	OLTV
81,195 - 89,999	1	81,195	0.13	4.875	714	80
100,000 - 149,999	17	2,105,760	3.44	4.664	755	74.9
150,000 - 199,999	12	2,193,343	3.59	4.291	759	77.2
200,000 - 249,999	20	4,481,569	7.33	4.226	744	75.4
250,000 - 299,999	15	4,172,731	6.82	4.585	742	79.1
300,000 - 349,999	22	7,261,593	11.87	4.57	717	77.8
350,000 - 399,999	29	10,768,961	17.61	4.413	733	78.2
400,000 - 449,999	24	10,161,534	16.62	4.481	740	76.3
450,000 - 499,999	11	5,246,399	8.58	4.129	750	79.6
500,000 - 599,999	8	4,360,477	7.13	4.603	737	70.2
600,000 - 699,999	7	4,373,493	7.15	4.536	731	78
700,000 - 799,999	1	709,000	1.16	4.5	756	74.6
800,000 - 899,999	1	800,000	1.31	4.375	734	47.1
900,000 - 999,999	2	1,937,376	3.17	4.384	730	68.3
1,000,000 - 1,249,999	1	1,000,000	1.64	4.5	711	29.9
1,500,000 - 1,500,000	1	1,500,000	2.45	3.625	685	75
Sum 61,153,431	172	61,153,431	100	4.425	736	75.4

[illegible]	#	Curr UPB	% Total	WAC	FICO	OLTV
81,212 - 89,999	1	81,195	0.13	4.875	714	80
100,000 - 149,999	17	2,105,760	3.44	4.664	755	74.9
150,000 - 199,999	12	2,193,343	3.59	4.291	759	77.2
200,000 - 249,999	20	4,481,569	7.33	4.226	744	75.4
250,000 - 299,999	15	4,172,731	6.82	4.585	742	79.1
300,000 - 349,999	19	6,218,337	10.17	4.484	710	78.7
350,000 - 399,999	31	11,415,782	18.67	4.463	734	78.2
400,000 - 449,999	23	9,709,664	15.88	4.516	739	76
450,000 - 499,999	12	5,595,027	9.15	4.174	753	78.5
500,000 - 599,999	8	4,263,960	6.97	4.483	743	74.2
600,000 - 699,999	8	4,969,689	8.13	4.561	728	74.6
700,000 - 799,999	1	709,000	1.16	4.5	756	74.6
800,000 - 899,999	1	800,000	1.31	4.375	734	47.1
900,000 - 999,999	1	945,000	1.55	4	767	70
1,000,000 - 1,249,999	2	1,992,376	3.26	4.625	703	48.2
1,500,000 - 1,500,000	1	1,500,000	2.45	3.625	685	75
Sum 61,376,528	172	61,153,431	100	4.425	736	75.4

[illegible]	#	Curr UPB	% Total	WAC	FICO	OLTV
2.750 - 2.999	1	492,755	0.81	2.75	760	80
3.000 - 3.499	4	1,097,673	1.79	3.293	769	70.7
3.500 - 3.999	14	5,063,807	8.28	3.718	727	76
4.000 - 4.499	58	21,568,080	35.27	4.265	737	75.9
4.500 - 4.999	80	29,043,765	47.49	4.633	731	75.4
5.000 - 5.499	12	2,683,485	4.39	5.088	759	70.1
5.500 - 5.500	3	1,203,866	1.97	5.5	754	80
WtAvg 4.425	172	61,153,431	100	4.425	736	75.4

Origination Date	#	Curr UPB	% Total	WAC	FICO	OLTV
2002	1	366,343	0.6	5.125	757	68.8
2003	6	2,447,126	4	4.726	753	78
2004	165	58,339,962	95.4	4.408	735	75.4
	172	61,153,431	100	4.425	736	75.4

Net Rate	#	Curr UPB	% Total	WAC	FICO	OLTV
2.498 - 2.499	1	492,755	0.81	2.75	760	80
2.500 - 2.999	2	535,680	0.88	3.207	785	65.8
3.000 - 3.499	9	3,752,615	6.14	3.588	725	76.1
3.500 - 3.999	38	13,270,772	21.7	4.126	734	77.3
4.000 - 4.499	92	35,132,288	57.45	4.531	734	75
4.500 - 4.999	27	6,765,456	11.06	4.96	745	73.2
5.000 - 5.248	3	1,203,866	1.97	5.5	754	80
WtAvg 4.173	172	61,153,431	100	4.425	736	75.4

Seasoning	#	Curr UPB	% Total	WAC	FICO	OLTV
4	7	2,053,950	3.36	4.106	689	80.2
5	112	40,474,117	66.18	4.373	738	75.6
6	42	14,469,051	23.66	4.519	731	74.6
7	4	1,342,844	2.2	4.74	740	68.4
8	4	1,791,686	2.93	4.976	757	77.5
9	2	541,783	0.89	5.143	737	83.6
10	1	480,000	0.78	3.625	757	66.9
WtAvg 5	172	61,153,431	100	4.425	736	75.4

Documentation	#	Curr UPB	% Total	WAC	FICO	OLTV
Full	105	38,342,534	62.7	4.403	721	77.1
No Income	67	22,810,897	37.3	4.464	760	72.6
	172	61,153,431	100	4.425	736	75.4

Fico Distribution	#	Curr UPB	% Total	WAC	FICO	OLTV
617 - 619	1	392,757	0.64	4.125	617	85
620 - 649	3	1,153,731	1.89	4.548	642	83.1
650 - 679	7	2,480,197	4.06	4.295	670	79.4
680 - 699	20	9,255,094	15.13	4.378	690	77
700 - 749	60	20,948,100	34.25	4.489	726	74.5
750 - 799	80	26,743,571	43.73	4.405	770	74.8
800 - 803	1	179,981	0.29	4.25	803	80
WtAvg>0 736	172	61,153,431	100	4.425	736	75.4

PMI Status	#	Curr UPB	% Total	WAC	FICO	OLTV
NO MI - LTV <= 80%	163	58,348,009	95.41	4.428	737	74.7
TRIAD GUARANTY	3	879,389	1.44	4.549	709	92
UNITED GUARANTY CORP.	1	462,957	0.76	4.625	733	90
AMERIN GUARANTY CORP.	1	392,757	0.64	4.125	617	85
REPUBLIC MORTGAGE	1	371,860	0.61	4.375	745	90
GENERAL ELECTRIC MTG INS. CO	1	356,643	0.58	4.25	625	90
PMI MORTGAGE INSURANCE CO.	2	341,816	0.56	4.054	738	90.4
	172	61,153,431	100	4.425	736	75.4

citigroup

COLLATERAL SUMMARY

Group II –5/1 Hybrid ARM Loans

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
29.85 - 30.00	1	1,000,000	1.64	4.5	711	29.9
30.01 - 40.00	1	425,000	0.69	4.375	769	36.2
40.01 - 50.00	5	2,198,206	3.59	4.555	745	47.3
50.01 - 60.00	6	1,656,056	2.71	4.376	753	56.6
60.01 - 70.00	18	6,511,588	10.65	4.47	749	67.6
70.01 - 80.00	132	46,557,159	76.13	4.416	735	79
80.01 - 90.00	7	2,331,863	3.81	4.311	692	89
90.01 - 95.00	2	473,559	0.77	4.725	728	94.9
WtAvg>0 75.44	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
29.90 - 30.00	1	1,000,000	1.64	4.5	711	29.9
30.01 - 40.00	1	425,000	0.69	4.375	769	36.2
40.01 - 50.00	5	2,198,206	3.59	4.555	745	47.3
50.01 - 60.00	6	1,656,056	2.71	4.376	753	56.6
60.01 - 70.00	18	6,511,588	10.65	4.47	749	67.6
70.01 - 80.00	132	46,557,159	76.13	4.416	735	79
80.01 - 90.00	7	2,331,863	3.81	4.311	692	89
90.01 - 95.00	2	473,559	0.77	4.725	728	94.9
WtAvg>0 75.44	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
1 FAMILY	137	50,041,127	81.83	4.429	733	74.9
CONDO LE 4	19	4,762,589	7.79	4.497	742	78
CONDO GE 5	12	5,159,109	8.44	4.331	759	76.6
PUD	4	1,190,605	1.95	4.408	732	80.9
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
OWNER OCCUPIED	160	57,518,956	94.06	4.409	735	75.5
SECOND HOME	12	3,634,475	5.94	4.687	749	74.2
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
PURCHASE	165	57,078,723	93.34	4.407	736	76.2
REFINANCE	7	4,074,708	6.66	4.682	727	64.9
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
360 - 360	172	61,153,431	100	4.425	736	75.4
WtAvg 360	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
350 - 356	172	61,153,431	100	4.425	736	75.4
WtAvg 355	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
12	172	61,153,431	100	4.425	736	75.4
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
2.75	172	61,153,431	100	4.425	736	75.4
WtAvg 2.75	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
5.000 - 5.000	172	61,153,431	100	4.425	736	75.4
WtAvg 5.00	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
2.000 - 2.000	172	61,153,431	100	4.425	736	75.4
WtAvg 2.00	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
CMT_5-1	172	61,153,431	100	4.425	736	75.4
	172	61,153,431	100	4.425	736	75.4

State	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
California	63	26,903,293	43.99	4.505	731	74.5
Washington	11	3,758,515	6.15	4.27	739	78.5
Virginia	9	3,557,895	5.82	4.337	731	82.3
New Jersey	9	3,385,794	5.54	4.434	711	76.4
Florida	16	3,192,545	5.22	4.583	763	76.6
Massachusetts	6	2,834,554	4.64	4.218	742	79
Ohio	12	2,384,905	3.9	3.809	748	80.4
North Carolina	7	1,816,678	2.97	4.387	744	70.3
Maryland	5	1,782,624	2.92	4.838	740	75.3
Arizona	5	1,304,245	2.13	4.397	721	78
New York	2	1,228,103	2.01	4.173	772	69.3
District of Columbia	3	1,120,475	1.83	4.451	739	80
South Carolina	2	1,057,647	1.73	4.345	739	55.1
Connecticut	1	992,376	1.62	4.75	695	66.7
Texas	2	882,890	1.44	4.628	728	59.7
Michigan	3	817,875	1.34	5.036	719	74.3
<Others>	16	4,133,016	6.76	4.188	753	79
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
2008-11	1	480,000	0.78	3.625	757	66.9
2008-12	2	541,783	0.89	5.143	737	83.6
2009-01	4	1,791,686	2.93	4.976	757	77.5
2009-02	4	1,342,844	2.2	4.74	740	68.4
2009-03	42	14,469,051	23.66	4.519	731	74.6
2009-04	112	40,474,117	66.18	4.373	738	75.6
2009-05	7	2,053,950	3.36	4.106	689	80.2
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
2002-07	1	366,343	0.6	5.125	757	68.8
2003-10	1	480,000	0.78	3.625	757	66.9
2003-11	2	541,783	0.89	5.143	737	83.6
2003-12	3	1,425,343	2.33	4.938	757	79.7
2004-01	4	1,342,844	2.2	4.74	740	68.4
2004-02	44	15,251,542	24.94	4.506	732	75.3
2004-03	108	39,619,105	64.79	4.372	737	75.4
2004-04	9	2,126,471	3.48	4.174	706	79.1
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
2033-11	1	480,000	0.78	3.625	757	66.9
2033-12	2	541,783	0.89	5.143	737	83.6
2034-01	4	1,791,686	2.93	4.976	757	77.5
2034-02	4	1,342,844	2.2	4.74	740	68.4
2034-03	42	14,469,051	23.66	4.519	731	74.6
2034-04	112	40,474,117	66.18	4.373	738	75.6
2034-05	7	2,053,950	3.36	4.106	689	80.2
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
INTEREST ONLY	124	43,248,505	70.72	4.383	739	75.1
P AND I	48	17,904,926	29.28	4.527	728	76.4
	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	Cur. UPB	% Total	WAC	FICO	OLTV
2.75	172	61,153,431	100	4.425	736	75.4
WtAvg 2.75	172	61,153,431	100	4.425	736	75.4

COLLATERAL SUMMARY

Group II –5/1 Hybrid ARM Loans

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7.750 - 8.000	1	492,755	0.81	2.75	760	80
8.001 - 8.500	7	1,699,073	2.78	3.366	759	75
8.501 - 9.000	16	6,497,200	10.62	3.826	726	74.5
9.001 - 9.500	85	31,304,898	51.19	4.371	737	75.4
9.501 - 10.000	55	18,657,654	30.51	4.745	731	75.8
10.001 - 10.500	8	2,501,851	4.09	5.335	752	75.4
WtAvg 9.43	172	61,153,431	100	4.425	736	75.4

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Wells Fargo	172	61,153,431	100	4.425	736	75.4
Total	172	61,153,431	100	4.425	736	75.4

citigroup

COLLATERAL SUMMARY

Group III - Hybrid 7/1 ARM Loans

Balances	No. of Loans	Total	
Mortgage Loan Balance	101	$40,340,938.75	
AAA Security Balance	101	$38,727,301.20	
	Average	**Min**	**Max**
	$399,415.24	$114,000.00	$1,000,000.00
	Weighted Average	**Min**	**Max**
Gross Rate	5.630%	4.375%	6.375%
Net Rate	5.378%	4.123%	6.123%
Margin (12 Mo. LIBOR)	2.250%	2.250%	2.250%
Net Margin (12 Mo. LIBOR)	1.997%		
Margin (1 Yr CMT)	2.750%	2.750%	2.750%
Net Margin (1 Yr CMT)	2.498%		
Life Floor	2.258%	2.250%	2.750%
Net Life Floor	2.005%		
Life Cap	10.630%	9.375%	11.375%
Net Life Cap	10.378%		
Initial Cap	5.000%	5.000%	5.000%
Periodic Cap	2.000%	2.000%	2.000%
Term	**Weighted Average**	**Min**	**Max**
Original Term	360	360	360
Scheduled Term	359	358	359
Remaining Term	359	356	359
Ratio	**Weighted Average**	**Min**	**Max**
Original LTV	72.44%	35.71%	95.00%
Combined LTV	80.01%	35.70%	95.00%
Current LTV	72.41%	35.71%	95.00%
Credit	**Weighted Average**	**Min**	**Max**
FICO	743	642	812
Date	**Weighted Average**	**Min**	**Max**
Origination	07/19/2004	06/21/2004	07/31/2004
Next Rate Change	07/27/2011	07/01/2011	08/01/2011
Months to Roll	83	82	83
Interest Only Loans	75.81%		
Index			
12 Month LIBOR	98.46%		
1 Year CMT	1.54%		
Originator/Servicer			
National City Mortgage	100.00%		

COLLATERAL SUMMARY

Group III - Hybrid 7/1 ARM Loans

Scheduled Balance	Count	Cur. UPB	% Total	WAC	FICO	OLTV
114,000 - 149,999	4	502,691	1.25	5.663	713	74.1
150,000 - 199,999	13	2,341,946	5.81	5.683	745	77.1
200,000 - 249,999	10	2,290,439	5.68	5.648	731	69
250,000 - 299,999	7	1,948,587	4.83	5.678	730	66.6
300,000 - 349,999	8	2,519,629	6.25	5.674	740	80.4
350,000 - 399,999	11	4,146,954	10.28	5.643	719	77.2
400,000 - 449,999	12	5,019,177	12.44	5.672	721	72.7
450,000 - 499,999	11	5,218,726	12.94	5.66	764	73.2
500,000 - 599,999	12	6,599,677	16.36	5.74	753	77.7
600,000 - 699,999	8	5,285,073	13.1	5.366	752	68.6
700,000 - 799,999	1	710,000	1.76	5.625	681	53.6
800,000 - 899,999	1	899,038	2.23	5.625	770	56.3
900,000 - 999,999	2	1,859,000	4.61	5.436	756	65.7
1,000,000 - 1,000,000	1	1,000,000	2.48	5.875	786	61.2
Sum 40,340,939	101	40,340,939	100	5.63	743	72.4

Coupon Distribution	Count	Cur. UPB	% Total	WAC	FICO	OLTV
4.375 - 4.499	1	657,471	1.63	4.375	784	50.7
4.500 - 4.999	1	649,182	1.61	4.75	782	68.4
5.000 - 5.499	10	4,387,415	10.88	5.299	767	73.4
5.500 - 5.999	80	31,648,429	78.45	5.673	737	72.3
6.000 - 6.375	9	2,998,443	7.43	6.129	746	78.7
WtAvg 5.630	101	40,340,939	100	5.63	743	72.4

Net Rate	Count	Cur. UPB	% Total	WAC	FICO	OLTV
4.123 - 4.499	2	1,306,653	3.24	4.561	783	59.5
4.500 - 4.999	6	1,950,707	4.84	5.205	769	72.6
5.000 - 5.499	68	28,099,535	69.66	5.604	741	72.2
5.500 - 5.999	24	8,460,043	20.97	5.934	738	74.8
6.000 - 6.123	1	524,000	1.3	6.375	743	80
WtAvg 5.378	101	40,340,939	100	5.63	743	72.4

[illegible]	Count	Cur. UPB	% Total	WAC	FICO	OLTV
35.71 - 40.00	2	715,650	1.77	5.581	793	38.3
40.01 - 50.00	3	815,000	2.02	5.445	755	43.5
50.01 - 60.00	10	4,694,009	11.64	5.459	724	55.3
60.01 - 70.00	13	6,962,639	17.26	5.584	743	66.6
70.01 - 80.00	71	26,637,440	66.03	5.672	745	78.5
80.01 - 90.00	1	330,000	0.82	5.875	703	85.7
90.01 - 95.00	1	186,200	0.46	6.25	739	95
WtAvg>0 72.44	101	40,340,939	100	5.63	743	72.4

[illegible]	Count	Cur. UPB	% Total	WAC	FICO	OLTV
35.71 - 40.00	2	715,650	1.77	5.581	793	38.3
40.01 - 50.00	3	815,000	2.02	5.445	755	43.5
50.01 - 60.00	6	2,216,871	5.5	5.198	733	53.7
60.01 - 70.00	11	5,213,177	12.92	5.551	748	64.8
70.01 - 80.00	31	12,230,585	30.32	5.631	726	75.6
80.01 - 90.00	26	12,002,849	29.75	5.669	750	75.4
90.01 - 95.00	22	7,146,808	17.72	5.781	752	80.2
WtAvg>0 80.01	101	40,340,939	100	5.63	743	72.4

Property Type	Count	Cur. UPB	% Total	WAC	FICO	OLTV
1 FAMILY	51	22,605,826	56.04	5.647	745	71.3
PUD	41	14,550,990	36.07	5.631	739	74
CONDO LE 4	6	1,796,652	4.45	5.74	737	78.9
2 FAMILY	1	400,000	0.99	6	737	76.2
3 FAMILY	1	657,471	1.63	4.375	784	50.7
MODULAR	1	330,000	0.82	5.875	703	85.7
	101	40,340,939	100	5.63	743	72.4

Occupancy Type	Count	Cur. UPB	% Total	WAC	FICO	OLTV
OWNER OCCUPIED	97	38,712,639	95.96	5.63	743	72.4
SECOND HOME	4	1,628,300	4.04	5.637	741	72.7
	101	40,340,939	100	5.63	743	72.4

Original Balance	Count	Cur. UPB	% Total	WAC	FICO	OLTV
114,000 - 149,999	4	502,691	1.25	5.663	713	74.1
150,000 - 199,999	13	2,341,946	5.81	5.683	745	77.1
200,000 - 249,999	9	2,040,700	5.06	5.636	737	71.1
250,000 - 299,999	7	1,898,644	4.71	5.656	725	64.2
300,000 - 349,999	9	2,819,312	6.99	5.695	738	79.3
350,000 - 399,999	11	4,146,954	10.28	5.643	719	77.2
400,000 - 449,999	12	5,019,177	12.44	5.672	721	72.7
450,000 - 499,999	10	4,719,248	11.7	5.65	768	72.8
500,000 - 599,999	12	6,499,844	16.11	5.786	747	77.5
600,000 - 699,999	9	5,884,385	14.59	5.354	756	69.7
700,000 - 799,999	1	710,000	1.76	5.625	681	53.6
900,000 - 999,999	3	2,758,038	6.84	5.497	761	62.7
1,000,000 - 1,000,000	1	1,000,000	2.48	5.875	786	61.2
Sum 40,357,640	101	40,340,939	100	5.63	743	72.4

[illegible]	Count	Cur. UPB	% Total	WAC	FICO	OLTV
2004	101	40,340,939	100	5.63	743	72.4
	101	40,340,939	100	5.63	743	72.4

FICO Distribution	Count	Cur. UPB	% Total	WAC	FICO	OLTV
642 - 649	1	411,000	1.02	5.5	642	80
650 - 679	9	2,850,697	7.07	5.687	667	74.1
680 - 699	9	3,452,672	8.56	5.731	685	68
700 - 749	32	12,067,430	29.91	5.748	722	74.3
750 - 799	47	20,642,340	51.17	5.533	774	71.5
800 - 812	3	916,800	2.27	5.772	810	77.9
WtAvg>0 743	101	40,340,939	100	5.63	743	72.4

PMI Status	Count	Cur. UPB	% Total	WAC	FICO	OLTV
NO MI - LTV <= 80%	99	39,824,739	98.72	5.625	743	72.2
MORTGAGE GUARANTY INSURANCE CO.	1	330,000	0.82	5.875	703	85.7
PMI MORTGAGE INSURANCE CO.	1	186,200	0.46	6.25	739	95
	101	40,340,939	100	5.63	743	72.4

[illegible]	Count	Cur. UPB	% Total	WAC	FICO	OLTV
CMT 7-1	2	621,950	1.54	5.5	716	79.6
LIB 7-1	99	39,718,989	98.46	5.632	743	72.3
	101	40,340,939	100	5.63	743	72.4

State	Count	Cur. UPB	% Total	WAC	FICO	OLTV
Virginia	25	10,092,410	25.02	5.534	748	75
Maryland	16	6,933,800	17.19	5.746	738	71.6
California	12	6,166,129	15.29	5.549	752	69.2
Georgia	9	2,458,599	6.09	5.589	730	72
Texas	4	1,873,497	4.64	5.64	730	74.9
District of Columbia	4	1,867,200	4.63	5.676	783	78
Colorado	4	1,676,450	4.16	5.763	751	67.9
Illinois	2	1,220,340	3.03	5.625	705	67.1
Pennsylvania	2	896,200	2.22	5.755	693	62.2
Minnesota	3	873,111	2.16	5.842	769	79.6
Arizona	3	853,950	2.12	5.779	763	78.4
Hawaii	2	842,162	2.09	5.575	750	67.5
North Carolina	2	829,800	2.06	5.609	733	79.8
Florida	4	743,900	1.84	5.626	722	72.4
Washington	2	562,899	1.4	5.424	731	79.4
New Jersey	1	479,500	1.19	5.5	782	80
Tennessee	1	471,000	1.17	5.75	707	68.8
Nevada	1	463,100	1.15	5.875	680	59.4
<Others>	4	1,036,893	2.57	5.735	737	69.2
	101	40,340,939	100	5.63	743	72.4

COLLATERAL SUMMARY

Group III - Hybrid 7/1 ARM Loans

Loan Purpose	#	Curr. PB	% Total	WAC	FICO	OLTV
CASH OUT	11	3,590,465	8.9	5.756	706	72.2
PURCHASE	76	30,567,645	75.77	5.654	747	74.8
REFINANCE	14	6,182,828	15.33	5.44	742	60.8
	101	40,340,939	100	5.63	743	72.4

Original Term	#	Curr. PB	% Total	WAC	FICO	OLTV
360 - 360	101	40,340,939	100	5.63	743	72.4
WtAvg 360	101	40,340,939	100	5.63	743	72.4

Remaining Term	#	Curr. PB	% Total	WAC	FICO	OLTV
358 - 359	101	40,340,939	100	5.63	743	72.4
WtAvg 359	101	40,340,939	100	5.63	743	72.4

Seasoning	#	Curr. PB	% Total	WAC	FICO	OLTV
1	85	33,249,327	82.42	5.667	740	73.1
2	16	7,091,612	17.58	5.46	754	69.4
WtAvg 1	101	40,340,939	100	5.63	743	72.4

Documentation Type	#	Curr. PB	% Total	WAC	FICO	OLTV
Alternate	61	21,876,519	54.23	5.634	746	74.7
Full	32	14,673,938	36.37	5.623	739	70.1
Stated Doc	7	3,327,382	8.25	5.603	745	70
Streamline	1	463,100	1.15	5.875	680	59.4
	101	40,340,939	100	5.63	743	72.4

Life Cap	#	Curr. PB	% Total	WAC	FICO	OLTV
9.380 - 9.500	1	657,471	1.63	4.375	784	50.7
9.501 - 10.000	2	843,309	2.09	4.808	777	71.1
10.001 - 10.500	34	13,148,281	32.59	5.44	758	72
10.501 - 11.000	58	23,821,026	59.05	5.753	732	72.9
11.001 - 11.380	6	1,870,853	4.64	6.207	750	78.7
WtAvg 10.63	101	40,340,939	100	5.63	743	72.4

Life Floor	#	Curr. PB	% Total	WAC	FICO	OLTV
2.250	99	39,718,989	98.46	5.632	743	72.3
2.750	2	621,950	1.54	5.5	716	79.6
WtAvg 2.26	101	40,340,939	100	5.63	743	72.4

Originator/Servicer	#	Curr. PB	% Total	WAC	FICO	OLTV
National City Mortgage	101	40,340,939	100	5.63	743	72.4
Total	101	40,340,939	100	5.63	743	72.4

First Rate Adjustment Date	#	Curr. PB	% Total	WAC	FICO	OLTV
2011-07	16	7,091,612	17.58	5.46	754	69.4
2011-08	85	33,249,327	82.42	5.667	740	73.1
	101	40,340,939	100	5.63	743	72.4

Rate Frequency Change	#	Curr. PB	% Total	WAC	FICO	OLTV
12	101	40,340,939	100	5.63	743	72.4
	101	40,340,939	100	5.63	743	72.4

Margin	#	Curr. PB	% Total	WAC	FICO	OLTV
2.25	99	39,718,989	98.46	5.632	743	72.3
2.75	2	621,950	1.54	5.5	716	79.6
WtAvg 2.26	101	40,340,939	100	5.63	743	72.4

Initial Cap	#	Curr. PB	% Total	WAC	FICO	OLTV
5.000 - 5.000	101	40,340,939	100	5.63	743	72.4
WtAvg 5.00	101	40,340,939	100	5.63	743	72.4

Periodic Cap	#	Curr. PB	% Total	WAC	FICO	OLTV
2.000 - 2.000	101	40,340,939	100	5.63	743	72.4
WtAvg 2.00	101	40,340,939	100	5.63	743	72.4

Origination date	#	Curr. PB	% Total	WAC	FICO	OLTV
2004-06	14	6,216,612	15.41	5.441	758	70.9
2004-07	87	34,124,327	84.59	5.665	740	72.7
	101	40,340,939	100	5.63	743	72.4

Maturity date	#	Curr. PB	% Total	WAC	FICO	OLTV
2034-07	16	7,091,612	17.58	5.46	754	69.4
2034-08	85	33,249,327	82.42	5.667	740	73.1
	101	40,340,939	100	5.63	743	72.4

IO Flag	#	Curr. PB	% Total	WAC	FICO	OLTV
INTEREST ONLY	79	30,583,385	75.81	5.676	742	72.8
P AND I	22	9,757,554	24.19	5.488	744	71.2
	101	40,340,939	100	5.63	743	72.4

COLLATERAL SUMMARY

Aggregate Pool

Balances	No. of Loans	Total	
Outstanding Bal	891	$407,834,098.95	
AAA Security Balance		$391,520,734.90	
	Average	**Min**	**Max**
	$457,726.26	$23,133.11	$1,500,000.00
Rate	**Weighted Average**	**Min**	**Max**
WA Gross Rate	4.492%	1.875%	6.750%
WA Net Rate	4.239%	1.623%	6.498%
WA Margin	2.510%	2.250%	3.250%
WA Net Margin	2.257%		
Margin (12 Mo. LIBOR)	2.262%	2.250%	3.250%
Margin (1 Yr CMT)	2.750%	2.750%	2.750%
Life Floor	2.511%	2.250%	3.250%
Net Life Floor	2.257%		
Life Cap	10.244%	7.750%	12.750%
Net Life Cap	9.991%		
Initial Cap	2.747%	2.000%	5.000%
Periodic Cap	2.000%	2.000%	2.000%
Term	**Weighted Average**	**Min**	**Max**
Orig Term	360	360	360
Scheduled Term	357	347	359
Remaining Term	355	10	359
Ratio	**Weighted Average**	**Min**	**Max**
Original LTV	72.08%	15.43%	95.00%
Combined LTV	74.50%	15.40%	98.50%
Current LTV	71.68%	3.92%	95.00%
Credit	**Weighted Average**	**Min**	**Max**
FICO	734	617	814
Date	**Weighted Average**	**Min**	**Max**
Origination	05/06/2004	07/03/2002	07/31/2004
Next Rate Change	01/29/2008	08/01/2006	08/01/2011
Months to Roll	41	23	83
Interest Only Loans	47.75%		
Originator/Servicer			
Countrywide	39.72%		
Wells Fargo	50.39%		
National City Mortgage	9.89%		

citigroup

COLLATERAL SUMMARY

Aggregate Pool

1.875 - 1.999	1	328,936	0.08	1.875	793	80
2.500 - 2.999	5	2,752,225	0.67	2.853	714	80
3.000 - 3.499	31	15,459,794	3.79	3.251	729	67.8
3.500 - 3.999	195	98,423,010	24.13	3.735	735	66.2
4.000 - 4.499	210	92,954,905	22.79	4.17	734	71.9
4.500 - 4.999	171	73,496,766	18.02	4.659	727	75.2
5.000 - 5.499	132	62,650,401	15.36	5.196	736	75.4
5.500 - 5.999	136	58,385,620	14.32	5.637	740	75
6.000 - 6.499	9	2,998,443	0.74	6.129	746	78.7
6.500 - 6.750	1	384,000	0.09	6.75	681	95
WtAvg 4.492	891	407,834,099	100	4.492	734	72.1

1.623 - 1.999	1	328,936	0.08	1.875	793	80
2.000 - 2.499	1	492,755	0.12	2.75	760	80
2.500 - 2.999	24	12,853,546	3.15	3.137	725	70.7
3.000 - 3.499	111	57,430,924	14.08	3.593	742	65.2
3.500 - 3.999	258	120,042,248	29.43	4.025	731	70.1
4.000 - 4.499	184	79,274,376	19.44	4.558	728	74.5
4.500 - 4.999	130	57,327,446	14.06	5.064	736	75.8
5.000 - 5.499	152	68,849,722	16.88	5.54	740	74.8
5.500 - 5.999	28	10,326,145	2.53	5.924	736	76.1
6.000 - 6.498	2	908,000	0.22	6.534	717	86.3
WtAvg 4.239	891	407,834,099	100	4.492	734	72.1

617 - 619	1	392,757	0.1	4.125	617	85
620 - 649	24	10,988,490	2.69	4.165	637	76.3
650 - 679	73	31,789,787	7.79	4.337	667	73.1
680 - 699	79	38,883,555	9.53	4.419	689	73.6
700 - 749	354	162,643,120	39.88	4.593	726	72.6
750 - 799	347	156,701,265	38.42	4.466	771	71
800 - 814	13	6,435,125	1.58	4.38	806	63.7
WtAvg>0 734	891	407,834,099	100	4.492	734	72.1

15.43 - 20.00	2	320,669	0.08	4.27	788	15.5
20.01 - 30.00	4	2,849,638	0.7	4.025	742	28.3
30.01 - 40.00	13	7,254,414	1.78	4.013	742	36.4
40.01 - 50.00	38	18,654,471	4.57	4.018	753	46
50.01 - 60.00	67	36,504,426	8.95	4.278	735	55.8
60.01 - 70.00	161	78,032,309	19.13	4.329	732	66.8
70.01 - 80.00	574	253,367,526	62.13	4.611	734	78.8
80.01 - 90.00	21	7,548,460	1.85	4.697	701	88.4
90.01 - 95.00	11	3,302,185	0.81	5.251	705	95
WtAvg>0 72.08	891	407,834,099	100	4.492	734	72.1

23,133 - 29,999	1	23,133	0.01	4	766	80
30,000 - 39,999	1	39,222	0.01	4.25	771	61.4
50,000 - 59,999	1	51,789	0.01	4.375	701	15.8
60,000 - 69,999	1	64,744	0.02	5.375	794	50
80,000 - 89,999	1	81,195	0.02	4.875	714	80
90,000 - 99,999	2	198,541	0.05	4.249	741	62.7
100,000 - 149,999	25	3,097,950	0.76	4.725	744	75.7
150,000 - 199,999	33	5,951,650	1.46	4.783	747	74.4
200,000 - 249,999	34	7,637,486	1.87	4.669	737	73.8
250,000 - 299,999	35	9,732,907	2.39	4.525	736	72.1
300,000 - 349,999	74	24,724,905	6.06	4.533	728	75.7
350,000 - 399,999	159	59,802,205	14.66	4.534	727	75
400,000 - 449,999	136	57,326,069	14.06	4.563	735	74
450,000 - 499,999	97	46,220,187	11.33	4.613	730	73.7
500,000 - 599,999	135	74,064,972	18.16	4.516	736	72.6
600,000 - 699,999	85	54,441,525	13.35	4.343	734	71.9
700,000 - 799,999	19	14,276,685	3.5	4.106	724	64.3
800,000 - 899,999	9	7,665,530	1.88	4.442	751	61.5
900,000 - 999,999	32	30,933,402	7.58	4.223	738	63.4
1,000,000 - 1,249,999	10	10,000,000	2.45	4.938	761	66.5
1,500,000 - 1,500,000	1	1,500,000	0.37	3.625	685	75
Sum 407,834,099	891	407,834,099	100	4.492	734	72.1

52,000 - 59,999	1	51,789	0.01	4.375	701	15.8
60,000 - 69,999	1	64,744	0.02	5.375	794	50
80,000 - 89,999	1	81,195	0.02	4.875	714	80
100,000 - 149,999	25	3,074,306	0.75	4.723	742	74.6
150,000 - 199,999	32	5,752,146	1.41	4.793	746	74.7
200,000 - 249,999	34	7,587,251	1.86	4.629	740	74.3
250,000 - 299,999	32	8,829,948	2.17	4.611	735	72.5
300,000 - 349,999	68	22,546,865	5.53	4.53	727	75.9
350,000 - 399,999	152	56,691,090	13.9	4.534	727	75.9
400,000 - 449,999	143	59,145,525	14.5	4.591	733	73.2
450,000 - 499,999	98	45,848,029	11.24	4.598	733	74
500,000 - 599,999	139	74,118,334	18.17	4.52	735	73
600,000 - 699,999	91	57,831,401	14.18	4.358	735	71
700,000 - 799,999	21	15,330,818	3.76	4.08	723	66.1
800,000 - 899,999	7	5,759,638	1.41	4.349	745	64.8
900,000 - 999,999	23	21,706,588	5.32	4.349	744	63.6
1,000,000 - 1,249,999	22	21,914,431	5.37	4.433	748	63.3
1,500,000 - 1,500,000	1	1,500,000	0.37	3.625	685	75
Sum 412,066,911	891	407,834,099	100	4.492	734	72.1

2002	1	366,343	0.09	5.125	757	68.8
2003	11	4,928,813	1.21	4.216	753	77.6
2004	879	402,538,942	98.7	4.495	734	72
	891	407,834,099	100	4.492	734	72.1

1 FAMILY	600	275,154,834	67.47	4.409	732	70.6
PUD	156	76,324,897	18.71	4.8	736	75
CONDO	51	23,113,814	5.67	4.629	739	76.4
CONDO GE 5	51	22,998,216	5.64	4.131	741	73
CONDO LE 4	25	6,559,241	1.61	4.837	741	78.2
2 FAMILY	6	2,695,626	0.66	5.168	767	78.5
3 FAMILY	1	657,471	0.16	4.375	784	50.7
MODULAR	1	330,000	0.08	5.875	703	85.7
	891	407,834,099	100	4.492	734	72.1

COLLATERAL SUMMARY

Aggregate Pool

OWNER OCCUPIED	816	375,857,014	92.16	4.498	733	72.1
SECOND HOME	55	23,039,247	5.65	4.055	737	69.6
INVESTOR	20	8,937,838	2.19	5.361	744	77.9
	891	407,834,099	100	4.492	734	72.1

CASH OUT	71	32,677,719	8.01	4.452	724	66.5
PURCHASE	628	276,927,555	67.9	4.616	736	76.2
REFINANCE	192	98,228,825	24.09	4.156	731	62.3
	891	407,834,099	100	4.492	734	72.1

360 - 360	891	407,834,099	100	4.492	734	72.1
WtAvg 360	891	407,834,099	100	4.492	734	72.1

California	390	193,099,039	47.35	4.46	732	72.6
Virginia	64	26,965,658	6.61	4.737	740	76.3
Florida	68	26,603,065	6.52	4.567	737	73.2
Illinois	37	19,163,470	4.7	4.277	729	67.3
New Jersey	32	14,500,675	3.56	4.306	727	70.7
Massachusetts	29	14,381,174	3.53	4.233	744	67.5
Maryland	28	12,385,984	3.04	5.147	744	71.8
Washington	23	8,808,007	2.16	4.235	730	77.3
District of Columbia	15	7,769,041	1.9	4.52	738	73.3
Georgia	22	7,339,237	1.8	4.881	708	75.5
Minnesota	16	6,602,513	1.62	4.04	729	70.7
Arizona	20	6,380,239	1.56	4.705	754	75.9
North Carolina	16	6,184,346	1.52	4.453	745	69.2
Michigan	13	6,051,878	1.48	4.724	734	74.6
Texas	12	5,980,847	1.47	4.913	734	70.4
Nevada	12	5,205,774	1.28	5.25	727	76.4
Hawaii	8	5,128,115	1.26	4.253	756	61.5
Connecticut	7	4,542,950	1.11	4.726	753	69.8
New York	10	4,157,524	1.02	4.469	732	71.3
<Others>	69	26,584,561	6.52	4.245	730	68.1
	891	407,834,099	100	4.492	734	72.1

Alternate	106	45,595,801	11.18	5.03	726	73.3
Full	375	176,716,249	43.33	4.302	724	71.5
No Income	169	65,413,567	16.04	4.117	754	68.7
No Income/No Asset	3	1,147,103	0.28	4.093	762	76.3
Preferred	212	106,099,406	26.02	4.793	744	74.9
Reduced	18	9,071,491	2.22	4.247	710	69.7
Stated Doc	7	3,327,382	0.82	5.603	745	70
Streamline	1	463,100	0.11	5.875	680	59.4
	891	407,834,099	100	4.492	734	72.1

NO MI - LTV <= 80%	859	396,983,453	97.34	4.482	735	71.6
UNITED GUARANTY CORP.	7	2,669,434	0.65	5.073	694	90.9
TRIAD GUARANTY	6	1,852,813	0.45	4.501	699	90.8
AMERIN GUARANTY CORP.	5	1,712,606	0.42	4.161	668	90.9
PMI MORTGAGE INSURANCE CO.	5	1,456,516	0.36	5.212	739	88.1
MORTGAGE GUARANTY INSURANCE CO.	4	1,434,941	0.35	5.482	698	92.9
REPUBLIC MORTGAGE INSURANCE CO.	2	713,860	0.18	4.974	751	87.1
GENERAL ELECTRIC MTG INS. CO	2	610,476	0.15	4.146	659	89.8
COMMONWEALTH MORTGAGE	1	400,000	0.1	5.625	775	88.9
	891	407,834,099	100	4.492	734	72.1

CMT 3-1	305	145,575,906	35.69	3.963	730	67.5
CMT 5-1	172	61,153,431	14.99	4.425	736	75.4
CMT 7-1	2	621,950	0.15	5.5	716	79.6
LIB 3-1	313	160,763,824	39.42	4.711	734	74.8
LIB 7-1	99	39,718,989	9.74	5.632	743	72.3
	891	407,834,099	100	4.492	734	72.1

2.00 - 2.00	618	306,339,729	75.11	4.356	732	71.4
5.00 - 5.00	273	101,494,370	24.89	4.904	738	74.2
WtAvg 2.75	891	407,834,099	100	4.492	734	72.1

2.00 - 2.00	891	407,834,099	100	4.492	734	72.1
WtAvg 2.00	891	407,834,099	100	4.492	734	72.1

2006-08	1	634,903	0.16	3.875	746	78
2006-10	2	1,082,758	0.27	3.96	731	76.8
2006-11	1	328,936	0.08	1.875	793	80
2007-01	1	435,090	0.11	4.25	794	75
2007-02	3	776,009	0.19	4.503	675	84.1
2007-03	9	5,130,057	1.26	4.49	739	68.5
2007-04	93	47,142,861	11.56	3.962	729	72.2
2007-05	84	42,450,511	10.41	3.862	732	67.1
2007-06	240	115,517,637	28.32	4.097	732	68.2
2007-07	183	92,441,459	22.67	5.112	735	76.7
2007-08	1	399,508	0.1	4.875	776	80
2008-11	1	480,000	0.12	3.625	757	66.9
2008-12	2	541,783	0.13	5.143	737	83.6
2009-01	4	1,791,686	0.44	4.976	757	77.5
2009-02	4	1,342,844	0.33	4.74	740	68.4
2009-03	42	14,469,051	3.55	4.519	731	74.6
2009-04	112	40,474,117	9.92	4.373	738	75.6
2009-05	7	2,053,950	0.5	4.106	689	80.2
2011-07	16	7,091,612	1.74	5.46	754	69.4
2011-08	85	33,249,327	8.15	5.667	740	73.1
	891	407,834,099	100	4.492	734	72.1

7.750 - 8.000	2	821,691	0.2	2.4	773	80
8.001 - 8.500	7	1,699,073	0.42	3.366	759	75
8.501 - 9.000	23	10,127,877	2.48	3.502	720	75.6
9.001 - 9.500	142	62,437,154	15.31	3.9	737	71.1
9.501 - 10.000	262	121,399,719	29.77	3.986	735	68.6
10.001 - 10.500	165	74,177,337	18.19	4.526	733	70.3
10.501 - 11.000	144	67,119,979	16.46	5.158	730	75
11.001 - 11.500	112	54,501,802	13.36	5.334	732	76.5
11.501 - 12.000	33	15,165,468	3.72	5.667	749	78.7
12.501 - 12.750	1	384,000	0.09	6.75	681	95
WtAvg 10.24	891	407,834,099	100	4.492	734	72.1

2.25	402	195,710,433	47.99	4.89	736	74.2
2.75	487	211,275,570	51.8	4.12	732	70
2.875	1	506,097	0.12	5.125	709	90
3.25	1	342,000	0.08	5.625	758	84
WtAvg 2.51	891	407,834,099	100	4.492	734	72.1

citigroup

COLLATERAL SUMMARY

Aggregate Pool

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
12	891	407,834,099	100	4.492	734	72.1
	891	407,834,099	100	4.492	734	72.1

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2.25	403	196,222,433	48.11	4.891	736	74.2
2.75	486	210,763,570	51.68	4.117	732	70
2.875	1	506,097	0.12	5.125	709	90
3.25	1	342,000	0.08	5.625	758	84
WtAvg 2.51	891	407,834,099	100	4.492	734	72.1

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INTEREST ONLY	432	194,758,928	47.75	4.822	736	75.3
P AND I	459	213,075,171	52.25	4.19	730	69.1
	891	407,834,099	100	4.492	734	72.1

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Countrywide	316	161,998,748	39.72	4.7055	734	74.8
Wells Fargo	474	205,494,412	50.39	4.10	732	69.9
National City Mortgage	101	40,340,939	9.89	5.63019	743	72.4
	891	407,834,099	100	4.492	734	72.1

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2002-07	1	366,343	0.09	5.125	757	68.8
2003-08	1	634,903	0.16	3.875	746	78
2003-09	2	1,082,758	0.27	3.96	731	76.8
2003-10	2	808,936	0.2	2.913	772	72.2
2003-11	2	541,783	0.13	5.143	737	83.6
2003-12	4	1,860,433	0.46	4.777	766	78.6
2004-01	7	2,118,853	0.52	4.653	716	74.2
2004-02	52	19,956,599	4.89	4.524	733	73.8
2004-03	204	88,188,394	21.62	4.124	733	73.6
2004-04	100	48,412,400	11.87	3.917	730	67
2004-05	233	110,820,068	27.17	4.117	731	68.4
2004-06	193	97,605,876	23.93	5.117	737	76.5
2004-07	90	35,436,753	8.69	5.648	740	72.9
	891	407,834,099	100	4.492	734	72.1

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2033-08	1	634,903	0.16	3.875	746	78
2033-10	2	1,082,758	0.27	3.96	731	76.8
2033-11	2	808,936	0.2	2.913	772	72.2
2033-12	2	541,783	0.13	5.143	737	83.6
2034-01	5	2,226,776	0.55	4.834	764	77
2034-02	7	2,118,853	0.52	4.653	716	74.2
2034-03	51	19,599,108	4.81	4.511	733	73
2034-04	204	87,577,756	21.47	4.152	733	73.8
2034-05	92	44,543,683	10.92	3.873	730	67.7
2034-06	240	115,517,637	28.32	4.097	732	68.2
2034-07	199	99,533,071	24.41	5.136	736	76.2
2034-08	86	33,648,835	8.25	5.657	741	73.2
	891	407,834,099	100	4.492	734	72.1

ASSIGNMENT OF LEASES AND RENTS

THIS ASSIGNMENT OF LEASES AND RENTS ("**Assignment**") is made as of the ___ day of ___________, 200__, by ______________________, a ________________ ("**Borrower**"), as assignor, to GMAC COMMERCIAL MORTGAGE CORPORATION, a California corporation (together with its successors and assigns, "Lender"), as assignee.

BACKGROUND

Borrower and Lender are entering into a certain Loan Agreement of even date herewith ("**Loan Agreement**") pursuant to which Lender will make a loan ("**Loan**") to Borrower in the maximum principal amount of $_______________. The Loan also will be evidenced by Borrower's promissory note to Lender of even date herewith ("**Note**") **[if using an A/B structure, delete the prior sentence and insert the following: The Loan will also be evidenced by Borrower's promissory notes to Lender of even date herewith; a promissory note in the original principal amount of $______ ("Note A") and a promissory note in the original principal amount of $_________ ("Note B", together with Note A referred to collectively herein as the "Note")]** and will be secured by, among other things, a mortgage, deed of trust, deed to secure debt or similar security instrument made by Borrower to Lender also of even date herewith ("**Security Instrument**") which encumbers the property described on Exhibit A hereto ("**Property**"). As a condition to making the Loan, Lender requires that Borrower assign to Lender all rents, leases and other profits arising out of the Property.

NOW, THEREFORE, in consideration of the Loan, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Borrower agrees as follows:

ARTICLE 1
ASSIGNMENT

1.01 Defined Terms. Capitalized terms used in this Assignment and not specifically defined in this Assignment have the meaning provided in the Loan Agreement.

1.02 Assignment; Property Assigned. Borrower hereby irrevocably, absolutely and unconditionally assigns, sets over and transfers to Lender all of Borrower's right, title and interest in and to (but none of Borrower's obligations under) all current and future Leases and Rents arising with respect to the Property, all proceeds or streams of payment arising from the sale or other disposition of all or any of the Leases or Rents, and the right to receive and apply the Rents to the payment of the Debt and to do all other things which Borrower or any lessor is or may become entitled to do under the Leases or the Lease Guaranties or with respect to the Rents (collectively, "**Assigned Property**").

1.03 Termination of Assignment. Upon payment in full of the Debt and release or discharge of the Security Instrument of record, this Assignment, and all of Lender's right, title and interest in the Assigned Property, shall automatically terminate.

1.04 Present Assignment; License to Collect. Borrower intends this Assignment to be a present, unconditional, absolute and executed assignment of the Assigned Property and not an assignment for security only. Nevertheless, subject to the terms of this Assignment, Lender hereby grants to Borrower a revocable license (a) to manage the leasing activities of the Property as contemplated by the Loan Agreement and (b) to collect and receive the Rents in trust for Lender and to apply the Rents to discharge all current amounts due on the Debt and to pay the current costs of managing, operating and maintaining the Property. So long as no Event of Default exists, the Rents remaining after application pursuant to the preceding sentence may be retained by Borrower free and clear, and released from, Lender's rights with respect to Rents under this Assignment. From and after the occurrence of an Event of Default, and without the necessity of notice or prior demand by Lender or Lender's entering upon and taking and maintaining control of the Property (whether directly or through a receiver), the license granted hereunder to Borrower shall terminate automatically, and Lender shall be entitled to receive and collect the Rents as they become due and payable and exercise all of Borrower's rights or the rights of lessor under the Leases and with respect to the Rents.

1.05 Notices to Tenants. At any time on or after Lender's demand for the Rents, Lender may give, and Borrower hereby irrevocably authorizes Lender to give, notice to all tenants of the Property instructing them to pay all Rents to Lender. Borrower agrees that each tenant may rely on Lender's notice without inquiring further as to Lender's right to receive the Rents and that no tenant shall be liable to Borrower for any amounts which are actually paid to Lender in response to such a notice. Borrower shall not interfere with, and shall cooperate with, Lender's collection of the Rents. Nothing in this Section 1.05 shall be deemed to limit in any way Lender's rights pursuant to the Lockbox Agreement.

1.06 Borrower Bankruptcy. If a petition under the Bankruptcy Code is filed by or against Borrower, and Borrower determines to exercise its rights under the Bankruptcy Code to reject any Lease, Borrower shall give Lender written notice not less than ten (10) days prior to the date on which Borrower shall apply to the bankruptcy court for authority to reject the Lease. Lender has the right to serve Borrower within such ten-day period a notice stating (a) that Lender demands that Borrower assume the Lease and assign the Lease to Lender pursuant to Section 365 of the Bankruptcy Code and (b) that Lender agrees to cure Borrower's default under the Lease or provide adequate assurance of future performance under the Lease. If Lender so notifies Borrower, Borrower shall not seek to reject the Lease and shall assume and assign such Lease to Lender within thirty (30) days after Lender's notice is given.

ARTICLE 2
DEFAULT AND REMEDIES

2.01 Events of Default. The occurrence of an "Event of Default" as that term is defined under the Loan Agreement shall constitute an "Event of Default" under this Assignment.

2.02 Remedies. Following an Event of Default (which has not been waived in writing by Lender), Lender, without notice or consent from Borrower, shall be entitled to exercise all rights and remedies as have been provided to Lender hereunder, under the other Loan Documents, by law or in equity. Such rights and remedies are cumulative and may be exercised independently, concurrently or successively in Lender's sole discretion and as often as occasion therefor shall arise. Lender's delay or failure to accelerate the Loan or exercise any other remedy upon the occurrence of an Event of Default shall not be deemed a waiver of such right as remedy. No partial exercise by Lender of any right or remedy will preclude further exercise thereof. Notice or demand given to Borrower in any instance will not entitle Borrower to notice or demand in similar or other circumstances nor constitute Lender's waiver of its right to take any future action in any circumstance without notice or demand (except where expressly required by this Assignment to be given). Lender may release other security for the Loan, may release any party liable for the Loan, may grant extensions, renewals or forbearances with respect thereto, may accept a partial or past due payment or grant other indulgences, or may apply any other security held by it to payment of the Loan, in each case without prejudice to its rights under this Assignment and without such action being deemed an accord and satisfaction or a reinstatement of the Loan. Lender will not be deemed as a consequence of its delay or failure to act, or any forbearances granted, to have waived or be estopped from exercising any of its rights or remedies.

ARTICLE 3
LIMITATIONS ON LENDER LIABILITY

3.01 No Mortgagee in Possession. Neither the granting of this Assignment to Lender, nor Lender's exercise of any rights or remedies under this Assignment, shall be construed to make Lender a "mortgagee in possession" of the Property in the absence of Lender itself taking actual possession of the Property.

3.02 No Obligation for Lease Performance or Property Condition. Lender's acceptance of this Assignment shall not at any time obligate Lender to take any action with respect to the Leases, including, without limitation, the performance of any obligation to be performed on the part of Borrower under any of the Leases, which shall remain exclusively with Borrower. Without limiting the foregoing, this Assignment shall not operate to place on Lender any obligation or liability for: (a) the control, care, management or repair of the Property; (b) for carrying out any of the terms and conditions of the Leases; (c) any waste committed on the Property by tenants or any other parties; (c) any dangerous or defective condition of the Property (including, without limitation, the presence of any Hazardous Materials as defined in the Environmental Indemnity); or (d) any negligence in the management, upkeep, repair or control of the Property resulting in injury or death to any tenant or any other party or any loss of personal property. Borrower, for itself and any party claiming under or through Borrower, hereby releases and discharges Lender from any such liability to the fullest extent permitted by law.

3.03 Accountability for Rents Received. Lender shall be obligated to account only for Rents actually collected or received by Lender, and Lender shall not be liable for any loss sustained by Borrower resulting from Lender's failure to lease the Property after an Event of Default.

ARTICLE 4
MISCELLANEOUS PROVISIONS

4.01 Incorporation from Loan Agreement. All provisions Articles 17 and 18, inclusive, of the Loan Agreement are incorporated into this Assignment by this reference, as if fully reproduced and stated herein.

4.02 Further Assurances. Borrower, at Borrower's expense, agrees to take such further actions and execute such further documents as Lender reasonably may request to carry out the intent of this Assignment or to establish and protect the rights and remedies created or intended to be created in favor of Lender hereunder. Borrower agrees to pay all filing, registration or recording fees or taxes, and all expenses incident to the preparation, execution, acknowledgement or filing/recording of this Assignment or any such instrument of further assurance, except where prohibited by law so to do.

4.03 No Third Party Beneficiary. Notwithstanding any provision of this Assignment to the contrary, this Assignment is not intended by the parties to create, and shall not create, benefits on behalf of any tenant or other occupant of the Property or anyone claiming rights through any tenant or other occupant of the Property.

4.04 No Agency or Partnership. Nothing contained in this Assignment shall constitute Lender as a joint venturer, partner or agent of Borrower, or render Lender liable for any debts, obligations, acts, omissions, representations, or contracts of Borrower.

ARTICLE 5
LOCAL LAW PROVISIONS

[ADD LOCAL LAW PROVISIONS]

[REMAINDER OF PAGE IS BLANK; SIGNATURES APPEAR ON NEXT PAGE.]

IN WITNESS WHEREOF, the undersigned hereby signs, seals and delivers this Assignment.

[NAME OF BORROWER]

By: ______________________________

Name:

Title:

ATTACHMENTS: NOTARY ACKNOWLEDGEMENT

*Loan Number:*____________________

EXHIBIT "A"

LEGAL DESCRIPTION OF PROPERTY